As filed with the Securities and Exchange Commission on July 26, 1996
                                                Registration No.  333-____


                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                 FORM S-3
                         REGISTRATION STATEMENT
                                  UNDER
                       THE SECURITIES ACT OF 1933

               APARTMENT INVESTMENT AND MANAGEMENT COMPANY
          (Exact name of registrant as specified in its charter)

              MARYLAND                          84-1259577
   (State or other jurisdiction of           (I.R.S. Employer
   incorporation or organization)         Identification Number)

       1873 SOUTH BELLAIRE                   TERRY CONSIDINE
       STREET, 17TH FLOOR                CHAIRMAN OF THE BOARD OF
    DENVER, COLORADO  80222                     DIRECTORS
         (303) 757-8101                1873 SOUTH BELLAIRE STREET,
    (Address, including zip                    17TH FLOOR
    code, and telephone num-            DENVER, COLORADO  80222
      ber, including area                    (303) 757-8101
     code, of registrant's             (Name, address, including
      principal executive                    zip code, and
           offices)                   telephone number, including
                                              area code, of
                                           agent for service)

                               COPY TO:
                         ROD A. GUERRA, ESQ.
                SKADDEN, ARPS, SLATE, MEAGHER  & FLOM
                        300 SOUTH GRAND AVENUE
                    LOS ANGELES, CALIFORNIA  90071
                           (213) 687-5000

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 From time to time after this Registration Statement becomes effective.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ( )
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.
 (X)
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ( )
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. (X)


                     CALCULATION OF REGISTRATION FEE
         Title of Each                   Proposed     Proposed   Amount
      Class of Securities      Amount     Maximum     Maximum      of
       to be Registered         to be    Offering    Aggregate   Regis-
                               Regis-    Price per    Offering    tra-
                               tered     Unit (1)    Price (1)    tion
                                                                  Fee

  Class A Common Stock, par    372,688      $19      $7,081,072  $2,442
  value $.01 per share

 (1) Calculated pursuant to Rule 457(c) of the rules and regulations under the Securities Act of 1933, based on the average of the high and low prices on July 23, 1996.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCOR-DANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


          PROSPECTUS

                                 372,688 Shares

                 APARTMENT  INVESTMENT  AND  MANAGEMENT  COMPANY

                              Class A Common Stock

               This Prospectus relates to the offer and sale by cer-tain selling stockholders (the "Selling Stockholders") of up to 372,688 shares of Class A Common Stock, par value
          $.01 per share (the "Class A Common Stock" or the "Securi-ties"), of Apartment Investment and Management Company, a Maryland corporation ("AIMCO" or the "Company"), as de-scribed herein under "Selling Stockholders."

               The Class A Common Stock is listed and traded on the New York Stock Exchange (the "NYSE") under the symbol "AIV". On July 23, 1996, the last reported sale price of the Class A Common Stock on the NYSE was $19.125 per share.

               The Selling Stockholders will sell the Class A Common Stock offered hereby from time to time on the NYSE or such other national securities exchange or automated interdealer quotation system on which shares of Class A Common Stock are then listed, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at negotiated prices. See "Plan of Distribution."

                                   _______

          SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK.

                                   _______

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
             THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION NOR HAS THE SECURITIES AND
                EXCHANGE COMMISSION OR ANY STATE SECURITIES
                   COMMISSION PASSED UPON THE ACCURACY OR
                     ADEQUACY OF THIS PROSPECTUS.  ANY
                      REPRESENTATION TO THE CONTRARY
                           IS A CRIMINAL OFFENSE.

                                   _______

               THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY
          REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                  The date of this Prospectus is July 26, 1996


                              AVAILABLE INFORMATION

               The Company is subject to the informational require-ments of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, Room 3190, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washing-ton, D.C. 20549. Such material can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

               The Company has filed with the Commission a registra-tion statement on Form S-3 (herein, together with all amend-ments and exhibits, referred to as the "Registration State-ment") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Such additional information is available for inspection and copying at the offices of the Commission. Statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference herein or therein as to the contents of any con-tract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to, or incorporated by reference in, the Regis-tration Statement, each such statement being qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

               The following documents, previously filed by the Compa-ny with the Commission pursuant to the Exchange Act (File No. 1-13232), are incorporated herein by reference:

               (i)  Annual Report on Form 10-K for the year ended
          December 31, 1995;

               (ii) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996;

               (iii) Current Reports on Form 8-K dated Decem-ber 29, 1995 (and Amendment No. 1 thereto) and January 1, 1996; and

               (iv) the description of the Class A Common Stock which is contained in a Registration Statement on Form 8-A filed July 19, 1994, including any amendment or reports filed for the purpose of updating such description.

               All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incor-porated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

               Any statement contained herein or in a document incor-porated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document that is or is deemed to be incorporated by reference herein modifies or super-sedes such previous statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

               Copies of all documents which are incorporated herein by reference (other than the exhibits to such documents, unless such exhibits are specifically incorporated by refer-ence herein), will be provided without charge to any person to whom this Prospectus has been delivered, upon request. Requests for such copies should be directed to Apartment Investment and Management Company, 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222, Attention:
          Corporate Secretary, telephone number (303) 757-8101.

                                     _______

               No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus or any Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter or agent. This Prospectus and any Prospectus Supplement do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus or any Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that the information herein or therein is correct as of any time subsequent to their respective dates.

                                TABLE OF CONTENTS
                                                                  Page
          Available Information . . . . . . . . . . . . . . . . . .  2
          Incorporation of Certain Documents by Reference . . . . .  2
          Table of Contents . . . . . . . . . . . . . . . . . . . .  3
          The Company . . . . . . . . . . . . . . . . . . . . . . .  4
          Risk Factors  . . . . . . . . . . . . . . . . . . . . . .  4
          Use of Proceeds . . . . . . . . . . . . . . . . . . . . . 13
          Selling Stockholders  . . . . . . . . . . . . . . . . . . 13
          Plan of Distribution  . . . . . . . . . . . . . . . . . . 16
          Certain Federal Income Tax Considerations . . . . . . . . 16
          Legal Matters . . . . . . . . . . . . . . . . . . . . . . 27
          Experts . . . . . . . . . . . . . . . . . . . . . . . . . 27


                                   THE COMPANY

               Apartment Investment and Management Company, a Maryland corporation ("AIMCO" or the "Company," which terms include its subsidiaries and controlled entities, unless the context indicates otherwise), is a self-administered and self-managed real estate investment trust (a "REIT") that owns and operates multifamily apartment properties (the "Owned Properties") and manages other multifamily apartment properties (the "Managed Properties"). As of June 30, 1996, AIMCO owned and operated 60 Owned Properties containing 15,850 apartment units. In addition to its Owned Properties, as of June 30, 1996, AIMCO operated 131 Managed Properties, including 3,075 apartment units for affiliates and 15,627 apartment units for 78 third parties, bringing the total managed portfolio to 191 multifamily apartment properties containing 34,552 apartment units.

               The Company was formed in January 1994 to continue and expand the multifamily apartment property ownership, acqui-sition, redevelopment and third-party property management operations of Property Asset Management, L.L.C., Limited Liability Company, a Colorado limited liability company, and affiliated companies and PDI Realty Enterprises, Inc., a Delaware corporation (collectively, the "AIMCO Predeces-sors"). On July 29, 1994, the Company completed an initial public offering (the "Initial Offering") and used the net proceeds to acquire its initial partnership interests in AIMCO Properties, L.P., a Delaware limited partnership (the "Operating Partnership"), through which substantially all of the Company's operations are conducted. The Company's inter-est in the Operating Partnership was approximately 85.1% as of March 31, 1996, and its wholly owned subsidiary is the sole general partner of the Operating Partnership. The Company's interests in the Owned Properties are held through controlling ownership interests in the Operating Partnership and other limited partnerships and limited liability compa-nies (collectively, the "Property Partnerships"). The Company's third-party property management and asset manage-ment business is principally conducted by Property Asset Management Services, L.P., a Delaware limited partnership ("PAMS LP"). The Operating Partnership owns a 1% interest in, and is the general partner of, PAMS LP. The sole limit-ed partner of PAMS LP is Property Asset Management Services, Inc., a Delaware corporation ("PAMS Inc." and, together with PAMS LP, the "Management Subsidiaries"), which owns a 99% interest in PAMS LP.

               The Company's headquarters are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222 and its telephone number is (303) 757-8101.

                                  RISK FACTORS

               An investment in the Class A Common Stock involves various risks. In addition to general investment risks and those factors set forth elsewhere in this Prospectus, pro-spective investors should consider, among other things, the following factors.

          FINANCING RISKS

               Debt Financing and Existing Debt Maturities. The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash flow from operations will be insufficient to make required payments of principal and interest, the risk that existing indebtedness, including secured indebtedness, will not be able to be refinanced or that the terms of any refinancing will not be as favorable as the terms of existing indebted-ness. The Company has significant outstanding indebtedness, substantially all of which is secured by Owned Properties, including outstanding borrowings under the Company's revolv-ing line of credit (the "Credit Facility"). If the Company does not have sufficient funds to repay its indebtedness at maturity, it may be necessary for the Company to refinance such indebtedness through additional secured debt financing, unsecured private or public debt offerings or additional equity offerings. If, at the time of refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in the Company's interest expense could adversely affect the Company's cash flow. If the Company is unable to refinance its indebtedness on acceptable terms, the Company might be forced to dispose of properties on disadvantageous terms, potentially resulting in losses to the Company and adverse effects on the Company's cash flow from operating activities. In addition, if the Company is unable to make required payments of prin-cipal and interest on indebtedness secured by Owned Proper-ties, such properties could be foreclosed upon by the lender with a consequent loss of income and asset value to the Company.

               Risk of Rising Interest Rates. The Company's borrowings under its Credit Facility bear interest at a variable rate. In addition, the Company has obligations under tax-exempt housing agency bonds that bear interest at a variable rate. If interest rates increase or if the Company incurs variable rate indebtedness under its Credit Facility or otherwise, increases in interest rates could increase the Company's interest expense and adversely affect the Company's cash flow.

          POSSIBLE CONFLICT OF INTERESTS; TRANSACTIONS WITH AFFILIATES

               Prior to February 1996, in order to accommodate the qualification of the Company as a REIT, four of the Company's executive officers, Terry Considine, Peter Kompaniez, Steven Ira and Robert Lacy, collectively, held a 5% beneficial interest in each of four regional business trusts (the "Service Trusts") that owned four corresponding regional limited liability companies (the "Service LLCs") through which the Company's third-party property and asset management business was then principally conducted. In February 1996, the Operating Partnership and
          Messrs. Considine, Kompaniez, Ira and Lacy contributed their respective interests in the Service Trusts to PAMS Inc. in exchange for 950,000 shares of non-voting preferred stock of PAMS Inc., in the case of the Operating Partnership, and 50,000 shares of common stock of PAMS Inc., in the case of Messrs. Considine, Kompaniez, Ira and Lacy. In April 1996, the Service Trusts were dissolved and their interests in the Service LLCs were distributed to PAMS Inc. In May 1996, the four Service LLCs were merged into PAMS LP, with PAMS LP as the surviving entity. Consequently, the Company's property management and asset management business is now conducted principally through the Management Subsidiaries. The four officers' aggregate share of income in the four Service Trusts was a loss of less than $5,000 for the period from the Initial Offering to December 31, 1994 and such income did not exceed $2,000 for the 1995 fiscal year. However, because Messrs. Considine and Kompaniez are officers and directors of the Company, and because Messrs. Ira and Lacy are officers of the Company, conflicts of interest may arise for such persons in transactions involving the Management Subsidiaries. For example, in connection with the Company's September 1995 restructuring of ownership interests in certain of its subsidiaries (including the Service Trusts and the Service LLCs), Messrs. Considine, Kompaniez, Ira and Lacy made additional contributions to the Service Trusts to maintain their 5% aggregate interests in the Service Trusts. Although the Company believes such additional contributions were made on terms that were fair to the Company and the Service Trusts, the Company did not obtain independent valuations of the Service Trusts and there can be no assur-ance that the contributions to the Service Trusts by Messrs. Considine, Kompaniez, Ira and Lacy were made in amounts which reflected the market value of their interests.

               In addition, PAMS LP provides property management services with respect to certain Managed Properties in which Messrs. Considine and Ira and other officers of the Company have separate ownership interests. The fees for these ser-vices have been negotiated on an individual basis and typi-cally range from 3% to 6% of gross receipts for the particu-lar property. Although these arrangements were not negotiat-ed on an arm's-length basis, the Company believes, based on comparisons to the fees charged by other real estate compa-nies and by PAMS LP with respect to unaffiliated Managed Properties in comparable locations, that the terms of such arrangements are fair to the Company.

          REAL ESTATE RISKS

               General. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. The Company's income from its Owned Properties may be adversely affected by the gener-al economic climate, local conditions such as oversupply of apartments or a reduction in demand for apartments in the area, the attractiveness of the properties to tenants, competition from other available apartments, the ability of the Company to provide adequate maintenance and insurance, and increases in operating costs (including real estate taxes). The Company's income from its Owned Properties would also be adversely affected if a significant number of ten-ants were unable to pay rent or apartments could not be rented on favorable terms. Certain significant expenditures associated with real property investments (such as mortgage payments, real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investments. In addition, income from prop-erties and real estate values are also affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing. If the Company's Owned Properties do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, the Company's income and its ability to make distributions to its stockholders will be adversely affected. Many of the factors that could adversely affect the Company's income from its Owned Properties could also adversely affect the Company's income from its Managed Properties by reducing gross receipts for such properties.

               Illiquidity of Real Estate. Real estate investments may be illiquid and, therefore, could tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code of 1986, as amended (the "Code"), limits the ability of the Company, as a REIT, to sell properties held for fewer than four years.

               Operating Risks. The Company's Owned Properties and Managed Properties are subject to operating risks common to multifamily apartment properties in general. These risks may adversely affect the Company's cash flow from operations. For example, increases in unemployment in the areas in which Owned Properties or Managed Properties are located may adversely affect multifamily apartment occupancy or rental rates and it may not be possible to offset increases in operating costs due to inflation and other factors by in-creased rents. Local rental market characteristics may also limit the extent to which rents may be increased without decreasing occupancy rates.

               Competition. There are numerous housing alternatives that compete with the Company's Owned Properties and Managed Properties in attracting residents. The Company's proper-ties compete directly with other multifamily rental apart-ments and single family homes that are available for rent in the markets in which the Company's properties are located. The Company's properties also compete for residents with new and existing homes and condominiums. The number of competi-tive properties in a particular area could have a material effect on the Company's ability to lease apartment units at its properties and on the rents charged. Numerous real estate companies compete with the Company in acquiring, developing and managing multifamily apartment properties and seeking tenants to occupy their properties. In addition, numerous property management companies compete with the Company in the markets where the Managed Properties are located.

               Change in Laws. Changes in laws increasing the poten-tial liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions, as well as changes in laws affecting development, construction and safety requirements, may result in significant unanticipated expenditures, which would adversely affect the Company's cash flow from operat-ing activities. In addition, future enactment of rent con-trol or rent stabilization laws or other laws regulating multifamily housing may reduce rental revenue or increase operating costs in particular markets.

               Restrictions Imposed by Laws Benefiting Disabled Per-sons. Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain Federal requirements related to access and use by disabled persons. These requirements became effective in 1992. A number of additional Federal, state and local laws exist which also may require modifications to the Owned Properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. For example, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment properties first occupied after March 13, 1990 to be accessible to the handicapped. Noncom-pliance with the ADA or the FHAA could result in the imposi-tion of fines or an award of damages to private litigants and also could result in an order to correct any non-complying feature, which could result in substantial capital expenditures. Although management of the Company believes that the Owned Properties are substantially in compliance with present requirements, if the Owned Proper-ties are not in compliance, the Company is likely to incur additional costs to comply with the ADA and the FHAA.

          ACQUISITION AND DEVELOPMENT RISKS

               The Company intends to engage in selective acquisition, development and expansion of multifamily apartment proper-ties. In addition to general investment risks associated with any new real estate investment, acquisitions entail risks that such investments will fail to perform in accor-dance with expectations and that the costs of improvements for that property will exceed previous expectations. Risks associated with redevelopment and expansion of properties include the risks that development opportunities may be abandoned; that construction costs of a property may exceed original estimates, possibly making the property uneconomi-cal; that occupancy rates and rents at a newly completed property may not be sufficient to make the property profit-able; that construction and permanent financing may not be available on favorable terms; and that construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to any inability to obtain, or delays in obtaining, necessary zoning, land-use, building, occupancy, and other governmen-tal permits and authorizations.

          ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

               Qualification as a REIT involves the application of highly technical and complex provisions of the Code, for which there are only limited judicial or administrative interpretations, and the determination of various factual matters and circumstances not entirely within the Company's control. For example, in order to qualify as a REIT, at least 95% of the Company's gross income in any year must be derived from qualifying sources and the Company must make distributions to stockholders aggregating annually at least 95% of its REIT taxable income (excluding net capital gains). Although the Company believes that it has operated since the Initial Offering in a manner so as to qualify as a REIT, no assurance can be given that the Company is or will remain so qualified. See "Certain Federal Income Tax Consid-erations." Although the Company is not aware of any pending tax legislation that would adversely affect the Company's ability to operate as a REIT, no assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the Federal income tax conse-quences of such qualification.

               The Company has received an opinion of Skadden, Arps, Slate, Meagher and Flom, tax counsel to the Company, con-cerning the qualification of the Company as a REIT. In rendering this opinion, Skadden, Arps, Slate, Meagher & Flom is relying on certain assumptions and representations by the Company (including the value of the Management Subsidiaries and of the Operating Partnership's ownership interests therein, and other items regarding the Company's ability to meet the various requirements for qualification as a REIT) and on opinions of local counsel with respect to matters of local law. The opinion is expressed based upon facts, repre-sentations and assumptions as of its date and Skadden, Arps, Slate, Meagher & Flom has no obligation to advise holders of Class A Common Stock of any subsequent change in the matters stated, represented or assumed or any subsequent change in applicable law. No assurance can be given that actual oper-ating results will meet these requirements, and a legal opinion is not binding on the Internal Revenue Service (the "IRS").

               If in any taxable year the Company fails to qualify as a REIT, the Company would not be allowed a deduction for dividends to stockholders in computing taxable income and would be subject to Federal income tax on its taxable income at corporate rates. As a result of the additional tax lia-bility, the Company might need to borrow funds or liquidate certain investments in order to pay the applicable tax and the Company would not be compelled to make distributions under the Code. Unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years follow-ing the year during which qualification is lost. Although the Company currently intends to operate in a manner de-signed to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Company to fail to qualify as a REIT or may cause the Board of Directors to revoke the REIT election. See "Certain Federal Income Tax Considerations."

               The Company has also received an opinion of Skadden, Arps, Slate, Meagher & Flom stating that the limited part-nerships and limited liability companies in which the Compa-ny has ownership interests (collectively, the "Partner-ships") are properly treated as partnerships for Federal income tax purposes. The opinion is expressed based upon facts, representations and assumptions as of its date and, with respect to certain matters of local law, relies on opinions of local counsel. Skadden, Arps, Slate, Meagher & Flom is under no obligation to advise holders of Class A Common Stock of any subsequent change in the matters stated, represented or assumed or any subsequent change in applica-ble law. If the IRS were to challenge successfully the tax status of any of the Partnerships as partnerships for Feder-al income tax purposes, such Partnerships would be treated as associations taxable as corporations. As a consequence, the character of the Company's assets and items of gross income would change and thereby preclude the Company from qualifying as a REIT. See "Certain Federal Income Tax Con-siderations -- Taxation of the Company -- Requirements for Qualification." In addition, the imposition of a corporate tax on the Partnerships would reduce the amounts that the Partnerships could distribute to the Operating Partnership and the Company and that the Company could then distribute to the holders of its Class A Common Stock. See "Certain Federal Income Tax Considerations -- Tax Aspects of the Company's Investments in Partnerships".

               In addition, certain requirements for REIT qualifica-tion may in the future limit the Company's ability to con-duct or increase the property management and asset manage-ment operations of the Management Subsidiaries without jeopardizing the Company's qualification as a REIT. See "Certain Federal Income Tax Considerations."

          OWNERSHIP LIMIT

               In order for the Company to maintain its qualification as a REIT, not more than 50% of the value of its outstanding stock may be owned, directly or constructively, by five or fewer individuals or entities (as set forth in the Code). The Company's Articles of Incorporation prohibit direct or constructive ownership of more than 8.7% (or 15% in the case of certain pension trusts, registered investment companies and Mr. Considine) of the combined total of outstanding shares of the Company's Class A Common Stock and Class B Common Stock by any person (the "Ownership Limit"). The constructive ownership rules are complex and may cause shares of Class A Common Stock or Class B Common Stock owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. The Board of Directors may permit ownership of up to 9.8% of the combined total of outstanding shares of the Company's Class A Common Stock and Class B Common Stock by a particular stockholder if it is satisfied, based upon the advice of tax counsel or other evidence or undertaking acceptable to it, that ownership in excess of the limit will not jeopardize the Company's status as a REIT. A transfer of shares to a person who, as a result of the transfer, vio-lates the Ownership Limit may be void under some circum-stances or may be transferred to a trust, for the benefit of one or more qualified charitable organizations designated by the Company, with the intended transferee having only a right to share (to the extent of the transferee's original purchase price for such shares) in proceeds from the trust's sale of such shares.

          RISKS OF THIRD-PARTY MANAGEMENT BUSINESS AND OWNERSHIP
          STRUCTURE

               Risks associated with the management of properties owned by third parties include risks that management con-tracts (which are generally cancelable upon 30 days' notice or upon certain events, including the sale of the property) will be terminated by the property owner or will be lost in connection with a sale of the property; that contracts may not be renewed upon expiration or may not be renewed on terms consistent with current terms; and that the rental revenues upon which management fees are based will decline as a result of general real estate market conditions or other factors and result in decreases in Company management fees. If significant numbers of contracts are terminated or are not renewed, the Company's net income from fee manage-ment operations could be adversely affected. The owner of substantially all of the commercial properties that are managed by the Company has indicated that it intends to dispose of such properties over a period of time. Upon any such disposition, it is not likely that the Company would continue to manage these properties. The loss of management fee revenues from such properties would adversely affect the Company's income from its third-party property management business.

               PAMS Inc. and the Operating Partnership own 99% and 1%, respectively, of PAMS LP, through which the Company's prop-erty management business is primarily conducted. PAMS Inc. also owns 100% of PAM Consolidated Assurance Company, Ltd., a Bermuda insurance company ("PCA"). The Operating Partner-ship is the general partner of PAMS LP and is therefore responsible for the management of PAMS LP. However, all of the voting stock of PAMS Inc. is owned by Messrs. Considine, Kompaniez, Ira and Lacy. Consequently, the Company does not have the ability to elect any directors of PAMS Inc. (or the board of directors or officers of PCA), or to influence the day-to-day decisions and other actions of PAMS Inc. or PCA, and Messrs. Considine, Kompaniez, Ira and Lacy could cause PAMS Inc. or PCA to take actions that are adverse to the Company's interests. See "Risk Factors -- Possible Conflicts of Interests; Transactions with Affiliates" and "Certain Federal Income Tax Considerations -- Taxation of the Compa-ny -- Asset Tests."

          DEPENDENCE ON CERTAIN EXECUTIVE OFFICERS

               Although each of Messrs. Considine, Kompaniez, Ira and Lacy have entered into employment agreements with the Compa-ny expiring July 29, 1996 (subject to successive one-year renewals, unless previously terminated), the loss of any of their services could have an adverse effect on the opera-tions of the Company. In addition, although
          Messrs. Considine, Kompaniez, Ira and Lacy have had substan-tial multifamily real estate experience over the past 20 years, during the real estate recession of the late 1980s and early 1990s, a number of real estate investments in which they were involved produced unfavorable results. From 1975 through July 1994, partnerships or other entities in which Mr. Considine had controlling interests invested in approximately 35 multifamily apartment properties and com-mercial real estate properties and five of these real estate assets (four of which were multifamily apartment properties and one of which was an office property) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders, causing pre-tax losses of approximately $11.9 million to investors and losses of approximately $2.4 million to Mr. Considine. In addition, in the late 1980s and early 1990s, three multifam-ily apartment properties located in Colorado that were owned by partnerships in which Mr. Ira had a general partnership interest could not meet their debt payments, and were fore-closed upon by their respective lenders, causing a pre-tax loss of approximately $3.2 million to investors. Mr. Ira was not the managing general partner of two of these partner-ships.

               The downturn in the real estate markets in the late 1980s and early 1990s also adversely affected the United States real estate operations of Heron International N.V. and its subsidiaries and affiliates (the "Heron Group"). During this period from 1986 to 1993, Mr. Kompaniez served as President and Chief Executive Officer of Heron Financial Corporation ("HFC"), and as a director or officer of certain other Heron Group entities. In 1993, HFC, its parent Heron International and certain other members of the Heron Group voluntarily entered into restructuring agreements with separate groups of their United States and international creditors. The restructuring agreement for the United States members of the Heron Group generally provided for the joint assumption of certain liabilities and the pledge of unencum-bered assets in support of such liabilities for the benefit of their United States creditors. As a result of the re-structuring, the operations and assets of the United States members of the Heron Group were generally separated from those of Heron International and its non-United States subsidiaries. At the conclusion of the restructuring, Mr. Kompaniez commenced the operations of PDI Realty Enter-prises, Inc., a Delaware corporation and an AIMCO Predeces-sor ("PDI"), which was engaged to act as asset and corporate manager of the continuing United States operations of HFC and the other United States Heron Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the Initial Offering, Mr. Kompaniez was appointed Vice Chairman of the Company and substantially all of the property management assets of PDI were transferred or assigned to the Company.

          POSSIBLE ENVIRONMENTAL LIABILITIES

               Under Federal, state and local environmental laws and regulations, a current or previous owner or operator of real property may be required to investigate and clean up a release of hazardous substances at such property, and may, under such laws and common law, be held liable for property damage and other costs incurred by third parties in connec-tion with such releases. The liability under certain of these laws has been interpreted to be joint and several unless the harm is divisible or there is a reasonable basis for allocation of responsibility. The failure to remediate the property properly may also adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. In connection with its ownership, operation and management of the Owned Properties and other real properties, including the Managed Properties, the Company could be potentially liable for such costs.

               Certain Federal, state and local laws and regulations govern the removal, encapsulation or disturbance of asbestos-containing materials ("ACMs") when those materials are in poor condition or in the event of building remodel-ing, renovation or demolition, impose certain worker protec-tion and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may also impose liability for a release of ACMs and may enable third parties to seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with its ownership, operation and management of properties, the Company could be potentially liable for those costs. There are ACMs at certain of the Owned Proper-ties and there may be ACMs at certain of the Managed Proper-ties. The Company has developed and implemented operations and maintenance programs that establish operating procedures with respect to the ACMs at the Owned Properties.

               Certain of the Owned Properties are, and some of the Managed Properties may be, located on or near properties that have contained underground storage tanks or on which activities have occurred which could have released hazardous substances into the soil or groundwater. There can be no assurances that such hazardous substances have not been released or have not migrated, or in the future will not be released or will not migrate onto the Owned Properties and Managed Properties. In addition, the Company's Montecito property in Austin, Texas, is located adjacent to, and may be partially on, land that was used as a landfill. Low levels of methane and other landfill gas have been detected at Montecito. The remediation of the landfill gas is now substantially complete. The environmental authorities have preliminarily approved the methane gas remediation efforts. Final approval of the site and the remediation process is contingent upon the results of continued methane gas moni-tors to confirm the effectiveness of the remediation ef-forts. Should further actionable levels of methane gas be detected, a proposed contingent plan of passive methane gas venting may be implemented. The Company believes the costs of such further limited action, if any, will not be materi-al. Testing has also been conducted on Montecito to deter-mine whether, and to what extent, groundwater has been impacted. Test reports have indicated that the groundwater is not contaminated at actionable levels.

               All of the Owned Properties were subject to Phase I or similar environmental audits by independent environmental consultants. The audits did not reveal, nor is the Company aware of, any environmental liability relating to the Owned Properties that the Company believes would have a material adverse effect on the Company's business, assets or results of operations. Nevertheless, it is possible that the Company's audits did not reveal all environmental liabili-ties or that there are material environmental liabilities of which the Company is unaware. Although the Managed Proper-ties may not have been subject to Phase I or similar envi-ronmental audits by independent environmental consultants, the Company is not aware of any environmental liability relating to the Managed Properties that it believes would have a material adverse effect on its business, assets or results of operations.

                                 USE OF PROCEEDS

               The Selling Stockholders (as defined below) will re-ceive all of the net proceeds from the sale of shares of Class A Common Stock offered hereby. The Company will not receive any proceeds from the sale of such shares.

                              SELLING STOCKHOLDERS

               This Prospectus relates to periodic offers and sales of up to 372,688 shares of Class A Common Stock by the selling stockholders named below (collectively, the "Selling Stock-
          holders").   The table below sets forth certain information
          with respect to the Selling Stockholders and their benefi-cial ownership of Class A Common Stock as of the date here-of. None of the Selling Stockholders holds any position, office or has any other material relationship with the Company, or any of its predecessors or affiliates, during
          the past three years.   All of the shares owned by the
          Selling Stockholders, as set forth below, may be offered hereby.

          SELLING STOCKHOLDER                            SHARES OWNED
                                                       PRIOR TO OFFERING

           Fred A. Achecar                                   3350
           Michael Alboucrek                                 3350
           John L. Bailey                                    3350
           James R. and Adrienne W. Bandy Jr.                1675
           S. Richard & Judith L. Bauersfeld                 3350
           Joseph W. Beasley and Geremy G. Beasley           1675
           Larry Michael and Mary Agnes Beasley              3350
           Richard A. Beckwith                               6700
           Stanford W. and Marilyn R. Berman                 1675
           Elsa Black                                        1675
           Nancy Boccadoro                                   1675
           Jane Gay Bondurant                                1675
           Patricia E. Bonsib                                3350
           Carl L. Bradley                                   3350
           The Sylvia G. Camp Trust                          1675
           Barbara A. Campbell Estate                        3350
           Barbara A. Carlton                                3350
           William E. Chatfield                              2512.5
           The William E. Chatfield IRA                      3350
           The Lillie Cohen Trust                            3350
           FBO Basil Cole IRA                                3350
           Barbara M. Cook                                   3350
           Arthur W. Cox III                                 3350
           Eloise S. Davis                                   3350
           M. Edwin Davis                                    6700
           Robert Alan Dickinson                             3350
           Philip A. DiNenno Jr.                             1675
           The Neil L. Druks DMD PC Trust                    1675
           The Oscar Druks 1992 Trust                        1675
           The John B. Edgerton Jr. Trust                    6700
           The Mary S. Edwards Trust                         3350
           The Esther Eisman Trust                           3350
           The England Constr. Co. Trust                     1675
           William H. and Eunice A. Feldmiller               3350
           The Kenneth Fortgang Trust                        1675
           David A. Freyman                                  6700
           The Eleanor Frishman Trust                        3350
           Norma E. Fuccillo                                 3350
           The Gen. Merch. Council                           3350
           Randolph E. Geoghan                               1675
           The Barbara M. Goldman Trust                      3350
           Selma Goodman                                     3350
           Glenn L. and Brenda K. Gordon                     3350
           The Cleo E. Greer Trust                           3350
           Chris Hansen                                      1675
           John N. and Jona Harvey                           1675
           Brian W. and Kimball Heath                        3350
           The Caroline A. Hemphill Trust                    3350
           James S. Hemphill                                 1675
           James Bruce Herb                                  3350
           Robert S. and Barbara J. Herb                     3350
           Edwin C. Higgison                                 3350
           Jonathan B. and Leslie Watson Hill                3350
           The Hopi Trust                                    1675
           The Elizabeth L. Hunter Trust                     1675
           The Thomas A. James Trust                         3350
           E. Earl Jenkins Jr.                               3350
           FBO Christina Jensen                              3350
           Wade A. Kennedy                                   3350
           James A. Kirk                                     6700
           James P. and Teri Krainson                        1675
           Surender V. Kumar                                 3350
           Mark Kutner                                       3350
           George L. Lafferty Jr.                            1675
           Lyman Leathers                                    1675
           Edna E. Leeman                                    3350
           Bonnie H. Leman                                   3350
           Richard Levenstein                                1675
           The Linda S. Liebowitz Trust                      3350
           Thomas Linton                                     3350
           Lothlorien Partners                               10050
           Julia A. Luehrs                                   1675
           Alice Lee Lund                                    3350
           Barbara McCafferty                                6700
           Jeanette M. McDonald                              3350
           Sandra G. McGovern                                1675
           Patrick J. McMahon                                3350
           George L. Merkert Jr.                             1675
           Stanley Metalitz                                  5025
           Earl P. Morgan                                    837.5
           FBO Earl P. Morgan IRA                            1675
           Borue H. O'Brien                                  3350
           The John B. Otting Trust #1                       3350
           Carl T. and Karen S. Peak                         6700
           The Frank A. Pettrone TBPP                        3350
           Penelope J. Pistilli                              3350
           The Clarence L. Razer Family Trust                1675
           The John DeKiewiet Ross Trust                     3350
           Tom L. and Ruth H. Ross                           1675
           Milton B. Satcher                                 1675
           John P. and Elva D. Schuler                       3350
           Jolanta G. Schwartzman                            3350
           Joseph D. and Jolanta G. Schwartzman              3350
           Richard B. Sharpe                                 1675
           The Anne E. Sheline Trust                         3350
           The Carlos A. Silva                               3350
           James H. Skiles III and Lynne H. Church           3350
           Allen T. Smith                                    3350
           The Charles & Juanita Smith Trust #1              1675
           Steven R. and Georgene E. Smith                   3350
           Larry Snell                                       3350
           Karen A. Snyder                                   3350
           The Elisabeth S. Sparks Trust                     6700
           Dr. Eva Sperk                                     3350
           Michael Spurlock                                  3350
           Alan E. Stachel                                   1675
           Thomas D. and Kathy C. Stang                      3350
           Allan J. Stein                                    3350
           Peter R. Stickells                                1675
           Richmond B. and Chanetta P. Terrell               1675
           The Tripp Family CR Trust                         3350
           Richard B. and Diana R. Trout                     3350
           The VA Radiological Asc PSP                       2512.5
           Richard and Rita Vadney                           3350
           Betty L. Waldron                                  3350
           The Denese S. Weiss Trust                         3350
           Mitzi M. Wertheim                                 3350
           The Yolanda Wolpert Trust                         1675
           Patricia Worthington                              1675
           D. Bryan and Jane S. Young                        3350

           TOTAL                                             372,687.50

               Because the Selling Stockholders may sell all or a part of their shares of Class A Common Stock offered hereby, no estimate can be given as to the number of shares of Class A Common Stock that will be held by any Selling Stockholder upon termination of any offering made hereby.

                              PLAN OF DISTRIBUTION

               This Prospectus relates to the offer and sale from time to time by the Selling Stockholders of up to 372,688 shares of Class A Common Stock. Such sales may be made on the NYSE, or such other national securities exchange or automated interdealer quotation system on which shares of Class A Common Stock are then listed, through negotiated transac-tions or otherwise at market prices prevailing at the time of the sale or at negotiated prices. Some or all of the shares of Class A Common Stock may be sold through brokers acting on behalf of the Selling Stockholders or to dealers for resale by such dealers. In connection with such sales, such brokers and dealers may receive compensation in the form of discounts or commissions from the Selling Stockhold-ers and may receive commissions from the purchasers of such shares for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those custom-ary in the types of transactions involved). If necessary, a supplemental Prospectus will describe the method of sale in greater detail. In effecting sales, brokers or dealers engaged by the Selling Stockholders and/or purchasers of the Class A Common Stock may arrange for other brokers or deal-ers to participate.

               The Company has agreed to pay all expenses in connec-tion with the registration and sale of the Class A Common Stock being offered hereby. The Selling Stockholders will pay all selling expenses, including discounts or commissions payable to brokers or dealers.

               The Selling Stockholders and any underwriter, broker or dealer who acts in connection with the sale of the Class A Common Stock hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any compensation received by them and any profit on any resale of the Class A Common Stock as principals may be deemed to be underwriting discounts and commissions under the Securities Act.

               In order to comply with the securities laws of certain jurisdictions, the securities offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain juris-dictions the securities offered hereby may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

               Pursuant to a Registration Agreement among the Company and the Selling Stockholders, the Company has agreed to indemnify the Selling Stockholders, each of their respective officers and directors and any person who controls such Selling Stockholders, against certain liabilities and ex-penses arising out of or based upon the information set forth or incorporated by reference in this Prospectus, and the Registration Statement of which this Prospectus is a part, including liabilities under the Securities Act.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

               The following summary of material Federal income tax considerations regarding an investment in Securities of the Company is based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or, except to the extent discussed under the headings "Taxation of Tax-Exempt Stockholders" and "Taxation of Non-U.S. Stockholders," to certain types of investors (including insurance companies, tax-exempt organi-zations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) that are subject to special treatment under the federal income tax laws.

               EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF THE SECURITIES AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

          TAXATION OF THE COMPANY

               General. The REIT provisions of the Code are highly technical and complex. The following sets forth the material aspects of the provisions of the Code that govern the Feder-al income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change which may apply retroactive-ly.

               The Company has elected to be taxed as a REIT under the Code commencing with its taxable year ending December 31, 1994, and the Company intends to continue to operate in such a manner. In the opinion of Skadden, Arps, Slate, Meagher & Flom, commencing with the Company's taxable year ending December 31, 1994, the Company was organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation, and its actual method of operation since formation, will enable it to meet the re-quirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based and conditioned upon certain assumptions and representations made by the Company as to factual matters (including repre-sentations of the Company concerning its business and prop-erties as set forth in this Prospectus). The opinion is expressed as of its date, and Skadden, Arps, Slate, Meagher & Flom has no obligation to advise holders of Secu-rities of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code as discussed below, the results of which will not be reviewed by Skadden, Arps, Slate, Meagher & Flom. Accordingly, no assurance can be given that the actual results of the Company's operation for any one taxable year will satisfy such requirements. See "-- Failure to Qualify." An opinion of counsel is not binding on the IRS, and no assurance can be given that the Service will not challenge the Company's eligibility for taxation as a REIT.

               If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has net income from prohibited trans-actions (which are, in general, certain sales or other dispositions of property held primarily for sale to custom-ers in the ordinary course of business other than foreclo-sure property), such income will be subject to a 100% tax. Fourth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test multiplied by
          (b) a fraction intended to reflect the Company's profitabil-ity. Fifth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subjected to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. In addition, the Company could also be subject to tax in cer-tain situations and on certain transactions not presently contemplated.

               Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors; (2) the bene-ficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial inter-est; (3) which would be taxable as a domestic corporation, but for the special Code provisions applicable to REITs;
          (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more per-sons; (6) in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and
          (7) which meets certain other tests described below (includ-ing with respect to the nature of its income and assets). The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition
          (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The Company's Articles of Incorporation provide certain restrictions regarding trans-fers of its shares, which provisions are intended to assist the Company in continuing to satisfy the share ownership requirements described in conditions (5) and (6) above.

               To monitor the Company's compliance with the share ownership requirements, the Company is required to maintain records regarding the actual ownership of its shares. To do so, the Company must demand written statements each year from the record holders of certain percentages of its stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A list of those persons failing or refusing to comply with this demand must be maintained as part of the Company's records. A stockholder who fails or refuses to comply with the demand must submit a statement with its tax return disclosing the actual owner-ship of the shares and certain other information.

               In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The
          Company satisfies this requirement.

               Ownership of Partnership Interests. In the case of a REIT that is a partner in a partnership, regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets and to earn its proportionate share of the partnership's income. In addition, the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Partnerships will be treated as assets, liabilities and items of income of the Company for purposes of applying the REIT requirements described herein. A summary of certain rules governing the Federal income taxation of partnerships and their partners is provided below in "Tax Aspects of the Company's Investments in Part-nerships."

               Income Tests. In order to maintain qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from "prohibited transac-tions," i.e., certain sales of property held primarily for sale to customers in the ordinary course of business) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited trans-actions) for each taxable year must be derived from such real property investments, and from other dividends, inter-est and gain from the sale or disposition of stock or secu-rities (or from any combination of the foregoing). Third, short-term gain from the sale or other disposition of stock or securities, gain from certain sales of property held primarily for sale, and gain on the sale or other disposi-tion of real property held for less than four years (apart from involuntary conversions and sales of foreclosure prop-
          erty) must, in the aggregate, represent less than 30% of the Company's gross income for each taxable year.

               Rents received by the Company through the Partnerships will qualify as "rents from real property" in satisfying the gross income requirements described above, only if several conditions are met, including the following. If rent attrib-utable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attribut-able to such personal property will not qualify as "rents from real property." Moreover, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" from which the REIT derives no revenue. However, the Company (or its affiliates) are per-mitted to, and do directly perform services that are "usual-ly or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property.

               The Management Subsidiaries will receive management fees and other income. A portion of such fees and other income will accrue to the Company through the Operating Partnership's general partnership interest in PAMS LP. Such fee and other income generally will not qualify under the 95% gross income test. The Company also expects to indirect-ly receive distributions from the Management Subsidiaries through PAMS Inc. that will be classified as dividend income to the extent of the earnings and profits of PAMS Inc. Such distributions will qualify under the 95% gross income test but not under the 75% gross income test.

               If the Company fails to satisfy one or both of the 75% or 95% gross income tests (though not the 30% gross income test) for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will be generally available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circum-stances the Company would be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will not qualify as a REIT. As discussed above in "-- General," even where these relief provisions apply, a tax is imposed with respect to the excess net income.

               Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including its allocable share of real estate assets held by the Partnerships), stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company, cash, cash items and U.S. government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities.

               The Company indirectly owns interests in the Management Subsidiaries. As set forth above, the ownership of more than 10% of the voting securities of any one issuer by a REIT is prohibited by the asset tests. The Company believes that its indirect ownership interest in PAMS Inc. qualifies under these rules. Skadden, Arps, Slate, Meagher & Flom, in ren-dering its opinion as to the qualification of the Company as a REIT, has relied on representations of the Company as to the value of the Operating Partnership's total assets and the value of the Operating Partnership's interest in PAMS Inc. No independent appraisals have been obtained to sup-port the Company's conclusions as to the value of the Oper-ating Partnership's interest in PAMS Inc., and this value is subject to change in the future. Accordingly, there can be no assurance that the Service will not contend that the Operating Partnership's ownership interest in PAMS Inc. disqualifies the Company from treatment as a REIT.

               The Company's indirect interests in the Operating Partnership and other Partnerships are held through wholly owned corporate subsidiaries of the Company organized and operated as "qualified REIT subsidiaries" within the meaning of the Code. Qualified REIT subsidiaries are not treated as separate entities from their parent REIT for Federal income tax purposes. Instead, all assets, liabilities and items of income, deduction and credit of each qualified REIT subsid-iary are treated as assets, liabilities and items of the Company. Each qualified REIT subsidiary therefore will not be subject to Federal corporate income taxation, although it may be subject to state or local taxation. In addition, the Company's ownership of the voting stock of each qualified REIT subsidiary does not violate the general restriction against ownership of more than 10% of the voting securities of any issuer.

               Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute divi-dends (other than capital gain dividends) to its stockhold-ers in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capi-tal gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid with or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at the capital gains or ordinary corporate tax rates, as the case may be. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company believes that it has made, and intends to make, timely distributions sufficient to satisfy this annual distribution requirement.

               It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (i) the actual receipt of income (including receipt of distributions from the Operating Partnership) and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such timing differences occur, in order to meet the 95% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable distributions of property.

               Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

               Failure to Qualify. If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distribu-tions to stockholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statuto-ry provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

          TAX ASPECTS OF THE COMPANY'S INVESTMENTS IN PARTNERSHIPS

               General. Substantially all of the Company's invest-ments are held indirectly through the Operating Partnership. In general, partnerships are "pass-through" entities that are not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to wheth-er the partners receive a distribution from the partnership. The Company will include in its income its proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company will include its proportionate share of assets held by the Partnerships. See "-- Taxation of the Company -- Ownership of Partnership Interests."

               Entity Classification. The Company's direct and indi-rect investment in partnerships involves special tax consid-erations, including the possibility of a challenge by the Service of the status of any of the Partnerships as a part-nership (as opposed to an association taxable as a corpora-tion) for Federal income tax purposes. If any of these entities were treated as an association for Federal income tax purposes, it would be taxable as a corporation and therefore subject to an entity-level tax on its income. In such a situation, the character of the Company's assets and items of gross income would change and could preclude the Company from satisfying the asset tests and the income tests (see "-- Taxation of the Company -- Asset Tests" and "-- Taxation of the Company -- Income Tests"), and in turn could prevent the Company from qualifying as a REIT. See "-- Taxation of the Company -- Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year. In addition, any change in the status of any of the Partnerships for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distri-butions.

               In the opinion of Skadden, Arps, Slate, Meagher & Flom, which opinion is based upon certain assumptions and repre-sentations by the Company and on opinions of local counsel with respect to matters of local law, each of the Partner-ships will be treated as a partnership for Federal income tax purposes. The opinion is expressed as of its date and Skadden, Arps, Slate, Meagher & Flom has no obligation to advise holders of Class A Common Stock of any subsequent change in the matters stated, represented or assumed or any subsequent change in the applicable law. An opinion of counsel, however, is not binding on the Service, and no assurance can be given that the Service will not challenge the status of these entities as partnerships for Federal income tax purposes.

               Tax Allocations with Respect to the Properties. Pursu-ant to the Code and the regulations thereunder, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocat-ed in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Part-nership was formed by way of contributions of appreciated property (including certain of the Owned Properties). Conse-quently, allocations must be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership that holds appreciated property, the Treasury regulations provide for a similar allocation of such items to the other partners. These rules apply to the contribution by the Company to the Operating Partnership of the cash proceeds received in any offerings of its stock.

               In general, certain holders of OP Units will be allo-cated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership or the Property Partnerships of the contributed Owned Properties. This will tend to elimi-nate the Book-Tax Difference over the life of these partner-ships. However, the special allocations do not always en-tirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed Owned Properties in the hands of the Partnerships may cause the Company to be allocated lower depreciation and other deduc-tions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "-- Taxation of the Company -- Annual Distribution Requirements."

               With respect to any property purchased or to be pur-chased by any of the Partnerships (other than through the issuance of OP Units) subsequent to the formation of the Company, such property will initially have a tax basis equal to its fair market value and the special allocation provi-sions described above will not apply.

               Sale of the Properties. The Company's share of any gain realized by the Operating Partnership or a Property Partnership on the sale of any property held as inventory or primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited trans-action that is subject to a 100% penalty tax. See "-- Re-quirements for Qualification -- Income Tests." Under exist-ing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a partnership's trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership and the Property Partnerships intend to hold the Owned Proper-ties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning, and operating the Owned Properties (and other apartment properties) and to make such occasional sales of the Owned Properties, including peripheral land, as are consistent with the Company's investment objectives.

          TAXATION OF MANAGEMENT SUBSIDIARIES

               A portion of the amounts to be used to fund distribu-tions to stockholders is expected to come from the Manage-ment Subsidiaries, through dividends paid on the non-voting preferred stock of PAMS Inc. held by the Operating Partner-ship, distributions paid to the Operating Partnership as the general partner of PAMS LP and interest paid by PAMS Inc. on certain installment notes held by the Operating Partnership. PAMS Inc. will not qualify as a REIT and will pay Federal, state and local income taxes on its taxable income at normal corporate rates. The Management Subsidiaries intend to claim annual deductions for interest and amortization. No assur-ance can be given that the Service will not challenge such deductions. Any Federal, state or local income taxes that PAMS Inc. is required to pay will reduce the Company's cash flow from operating activities and its ability to make payments to holders of its securities.

          TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

               General. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stock-holders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corpora-tions. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. Howev-er, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

               Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a stockholder's shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) provided that the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a speci-fied date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

               In general, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distri-butions from the Company required to be treated by such stockholder as long-term capital gain.

          TAXATION OF TAX-EXEMPT STOCKHOLDERS

               Based upon a published ruling by the IRS, distributions by the Company to a stockholder that is a tax-exempt entity will not constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not fi-nanced the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

               Notwithstanding the preceding paragraph, however, a portion of the dividends paid by the Company may be treated as UBTI to certain domestic private pension trusts if the Company is treated as a "pension-held REIT." The Company believes that it is not, and does not expect to become, a "pension-held REIT." If the Company were to become a pension-held REIT, these rules generally would only apply to certain pension trusts that hold more than 10% of the Company's stock.

          TAXATION OF FOREIGN STOCKHOLDERS

               The following is a discussion of certain anticipated U.S. Federal income and estate tax consequences of the ownership and disposition of the Company's stock applicable to Non-U.S. Holders of such stock. A "Non-U.S. Holder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state thereof, or (iii) an estate or trust whose income is includable in gross income for U.S. Federal income tax purposes regardless of its source. The discussion is based on current law and is for general infor-mation only. The discussion addresses only certain and not all aspects of U.S. Federal income and estate taxation.

               Ordinary Dividends. The portion of dividends received by Non-U.S. Holders payable out of the Company's earnings and profits which are not attributable to capital gains of the Company and which are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will be sub-ject to U.S. withholding tax at the rate of 30% (unless reduced by treaty). In general, Non-U.S. Holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of stock of the Company. In cases where the dividend income from a Non-U.S. Holder's invest-ment in stock of the Company is (or is treated as) effec-tively connected with the Non-U.S. Holder's conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a Non-U.S. Holder that is a foreign corporation).

               Non-Dividend Distributions. Distributions by the Company which are not dividends out of the earnings and profits of the Company will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and prof-its, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

               Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), a distribution made by the Company to a Non-U.S. Holder, to the extent attributable to gains from dispositions of United States Real Property Interests ("USRPIs") such as the properties beneficially owned by the Company ("USRPI Capital Gains"), will be considered effectively connected with a U.S. trade or business of the Non-U.S. Holder and subject to U.S. income tax at the rate applicable to U.S. individuals or corporations, without regard to whether such distribution is designated as a capital gain dividend. In addition, the Company will be required to withhold tax equal to 35% of the amount of dividends to the extent such dividends constitute USRPI Capital Gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder that is not entitled to treaty exemption.

               Disposition of Stock of the Company. Unless the Company's stock constitutes a USRPI, a sale of such stock by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. The stock will not constitute a USRPI if the Company is a "domestically controlled REIT." A domes-tically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Hold-ers. The Company believes that it is, and it expects to continue to be a domestically controlled REIT, and therefore that the sale of the Company's stock will not be subject to taxation under FIRPTA. Because the Company's stock will be publicly traded, however, no assurance can be given the Company will continue to be a domestically controlled REIT.

               If the Company does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of stock generally will still not be subject to tax under FIRPTA as a sale of a USRPI provided that (i) the stock is "regularly traded" (as defined by applicable Treasury regulations) on an estab-lished securities market (e.g., the NYSE, on which the Company's Class A Common Stock is listed) and (ii) the selling Non-U.S. Holder held 5% or less of the Company's out-standing stock at all times during a specified testing period.

               If gain on the sale of stock of the Company were sub-ject to taxation under FIRPTA, the Non-U.S. Holder would be subject to the same treatment as a U.S. stockholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the Service.

               Capital gains not subject to FIRPTA will nonetheless be taxable in the United States to a Non-U.S. Holder in two cases: (i) if the Non-U.S. Holder's investment in the stock of the Company is effectively connected with a U.S. trade or business conducted by such Non-U.S. holder, the Non-U.S. Holder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (ii) if the Non-U.S. Holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

               Estate Tax. Stock of the Company owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. Federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to U.S. Federal estate tax on the property includable in the estate for U.S. Federal estate tax purposes.

               Information Reporting and Backup Withholding. The Company must report annually to the Service and to each Non-U.S. Holder the amount of dividends (including any capital gain dividends) paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting require-ments apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these returns may also be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides.

               U.S. backup withholding (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements) and information reporting will generally not apply to dividends (including any capital gain dividends) paid on stock of the Company to a Non-U.S. Holder at an address outside the United States.

               The payment of the proceeds from the disposition of stock of the Company to or through a U.S. office of a broker will be subject to information reporting and backup with-holding unless the owner, under penalties of perjury, certi-fies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting.

               Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that the required information is furnished to the Service.

               These information reporting and backup withholding rules are under review by the U.S. Treasury and their application to the Class A Common Stock could be changed by future regulations. On April 15, 1996, the Service issued proposed Treasury Regulations concerning the withholding of tax and reporting for certain amounts paid to non-resident individuals and foreign corporations. The proposed Treasury Regulations, if adopted in their present form, would be effective for payments made after December 31, 1997. Pro-spective purchasers should consult their tax advisors con-cerning the potential adoption of such proposed Treasury Regulations and the potential effect on their ownership of Class A Common Stock.

          OTHER TAX CONSEQUENCES

               Possible Legislative or Other Actions Affecting Tax Consequences. Prospective holders of Class A Common Stock or other securities of the Company should recognize that the present Federal income tax treatment of an investment in the Company may be modified by legislative, judicial or adminis-trative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the Service and the U.S. Treasury Department, result-ing in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revi-sions in Federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in the Company.

               State and Local Taxes. The Company and its stockhold-ers may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not con-form to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                                  LEGAL MATTERS

               Certain tax matters will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, Cali-fornia. The validity of the Class A Common Stock offered hereby will be passed upon for the Company by Piper & Marbury L.L.P., Baltimore, Maryland. Certain matters as to Maryland law will be passed upon for the Company by Piper & Marbury L.L.P. Certain matters as to Florida law will be passed upon for the Company by Shumaker, Loop & Kendrick, Tampa, Florida.

                                     EXPERTS

               The consolidated financial statements of Apartment Investment and Management Company and the combined financial statements of the AIMCO Predecessors included in Apartment Investment and Management Company's Annual Report on
          Form 10-K for the year ended December 31, 1995 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorpo-rated herein by reference. Such consolidated and combined financial statements have been incorporated herein by refer-ence in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

               The combined statement of revenues and certain expenses of the GECC Properties (as defined in the notes thereto) included in Apartment Investment and Management Company's Current Report on Form 8-K dated December 29, 1995 (as amended), has been audited by Arthur Andersen LLP, indepen-dent public accountants, as indicated in their report there-on included therein and incorporated herein by reference. The statement of revenues and certain expenses of the Peachtree Park Apartments included in Apartment Investment and Management Company's Current Report on Form 8-K dated January 1, 1996, has been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report thereon included therein and incorporated herein by refer-ence. Such statements have been incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

               Any financial statements and schedules hereafter filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and incorporated by reference in this Prospectus that have been examined and are the subject of a report by independent accountants will be so incorpo-rated herein by reference in reliance upon such reports given and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the Commission.


                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

          ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTIONS.

               The estimated expenses (all of which are to be paid by the Company), other than underwriting discounts and commis-sions, in connection with the offering of the Class A Common Stock, are as follows:

           Registration Fee -- Securities and Exchange Com-
            mission  . . . . . . . . . . . . . . . . . . . .    2,442
           Printing and Engraving Expenses . . . . . . . . .    5,000
           Legal Fees and Expenses (other than Blue Sky) . .   10,000
           Accounting Fees and Expenses  . . . . . . . . . .    3,000
           Blue Sky Fees and Expenses (including fees of
            counsel)   . . . . . . . . . . . . . . . . . . .   12,000
           Miscellaneous . . . . . . . . . . . . . . . . . .    1,000

               TOTAL   . . . . . . . . . . . . . . . . . . .   33,442

          ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

               The Company's Articles of Incorporation limit the liability of the Company's directors and officers to the Company and its stockholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corpo-ration or its stockholders for money damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received, or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. This provi-sion does not limit the ability of the Company or its stock-holders to obtain other relief, such as an injunction or rescission.

               The Company's Articles of Incorporation and Bylaws require the Company to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by Maryland law. The MGCL permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corpora-tion, unless it is established that (i) the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (x) was committed in bad faith or
          (y) was the result of active and deliberate dishonesty,
          (ii) the indemnified party actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actu-ally incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged to be liable on the basis that personal benefit was improperly received. The termina-tion of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presump-tion that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. It is the position of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

                    The Company has entered into agreements with certain of its executive officers (Messrs. Considine, Kompaniez, Ira and Lacy, and Ms. Morein and Ms. Heath), pursuant to which the Company has agreed to indemnify such executive officers to the fullest extent permitted by appli-cable law.

                    The Agreement of Limited Partnership (the "Operat-ing Partnership Agreement") of AIMCO Properties, L.P., a Delaware limited partnership (the "Operating Partnership"), also provides for indemnification of the Company, or any director or officer of the Company, in its capacity as the previous general partner of the Partnership, from and against all losses, claims, damages, liabilities, joint or several, expenses (including legal fees), fines, settlements and other amounts incurred in connection with any actions relating to the operations of the Operating Partnership, as set forth in the Operating Partnership Agreement.

                    Section 2.8 of the Apartment Investment and Man-agement Company 1996 Stock Award and Incentive Plan (the "1996 Plan"), and Section 6.7 of The 1994 Stock Option Plan of Apartment Investment and Management Company and Affili-ates (the "1994 Plan"), specifically provide that, to the fullest extent permitted by law, each of the members of the Board of Directors of the Company (the "Board"), the Compen-sation Committee of the Board and each of the directors, officers and employees of the Company, any Company subsid-iary, the Operating Partnership and any subsidiary of the Operating Partnership shall be held harmless and indemnified by the Company for any liability, loss (including amounts paid in settlement), damages or expenses (including reason-able attorneys' fees) suffered by virtue of any determina-tions, acts or failures to act, or alleged acts or failures to act, in connection with the administration of the 1996 Plan or the 1994 Plan, as the case may be, so long as such person is not determined by a final adjudication to be guilty of willful misconduct with respect to such determina-tion, action or failure to act.

          ITEM 16.  EXHIBITS.

               5.1 Opinion of Piper & Marbury L.L.P. regarding the validity of the Class A Common Stock offered hereby.
               8.1 Opinion of Skadden, Arps, Slate, Meagher & Flom regarding tax matters.
               23.1 Consent of Ernst & Young LLP.
               23.2 Consent of Arthur Andersen LLP.
               23.3 Consent of Piper & Marbury L.L.P. (included in
                    their opinion filed as Exhibit 5.1).
               23.4 Consent of Skadden, Arps, Slate, Meagher & Flom
                    (included in their opinion filed as Exhibit 8.1).
               23.5 Consent of Shumaker, Loop & Kendrick.
               24 Power of Attorney (included on the signature page hereof).

          ITEM 17.  UNDERTAKINGS.

               (a) The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by sec-tion 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration state-ment (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a funda-mental change in the information set forth in the registra-tion statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration state-ment;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                    provided, however, that paragraphs (a)(1)(i) and
               (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the informa-tion required to be included in a post-effective amend-ment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incor-porated by reference in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being regis-tered which remain unsold at the termination of the offer-ing.

               (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securi-ties Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Sec-tion 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to direc-tors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, there-fore, unenforceable. In the event that a claim for indemni-fication against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the regis-trant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indem-nification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                             POWER OF ATTORNEY

    Each person whose signature appears below constitutes and appoints
    Terry Considine and Peter Kompaniez his or her true and lawful attorney-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substi-tutes, may lawfully do or cause to be done by virtue hereof.

                               SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the regis-trant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Regis-tration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 26th day of July, 1996.

                             APARTMENT INVESTMENT AND
                             MANAGEMENT COMPANY

                                 By: /s/ Terry Considine
                                 Terry Considine,
                                 Chairman of the Board, President
                                 and Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

   SIGNATURE            TITLE                                          DATE

/s/ Terry Considine     Chairman of the Board, President and   July 26, 1996
    Terry Considine     Chief Executive Officer (Principal
                        Executive Officer)

/s/ Leeann Morein       Senior Vice President, Chief Finan-    July 26, 1996
    Leeann Morein       cial Officer and Secretary (Princi-
                        pal Accounting Officer)

/s/ Patricia Heath      Vice President and Chief Accounting    July 26, 1996
    Patricia Heath      Officer (Principal Accounting Officer)

/s/ Peter K. Kompaniez  Vice Chairman and Director             July 26, 1996
    Peter K. Kompaniez

/s/ Richard S. Ellwood  Director                               July 26, 1996
    Richard S. Ellwood

/s/ J. Landis Martin    Director                               July 26, 1996
    J. Landis Martin

/s/ Thomas L. Rhodes    Director                               July 26,1996
    Thomas L. Rhodes

/s/ John D. Smith       Director                               July 26, 1996
    John D. Smith



                               EXHIBIT INDEX

        EXHIBIT                DESCRIPTION
          NO.

           5.1   Opinion of Piper & Marbury L.L.P. re-
                 garding the validity of the Class A
                 Common Stock offered hereby.
           8.1   Opinion of Skadden, Arps, Slate,
                 Meagher & Flom regarding tax matters.
          23.1   Consent of Ernst & Young LLP.
          23.2   Consent of Arthur Andersen LLP.
          23.3   Consent of Piper & Marbury L.L.P. (in-
                 cluded in their opinion filed as Exhib-
                 it 5.1).
          23.4   Consent of Skadden, Arps, Slate,
                 Meagher & Flom (included in their opin-
                 ion filed as Exhibit 8.1).
          23.5   Consent of Shumaker, Loop & Kendrick.
          24     Power of Attorney (included on the
                 signature page hereof).